# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hagerty, Inc., CIK 0001840776
CUSIP: 405166109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 121 DRIVERS EDGE, TRAVERSE CITY, Michigan (MI), 49684
Date of event which requires filing of this statement: 11/11/2026
Amends the filing with accession number 0001104659-21-149643
Filed by CIK 0001899295
Persons authorized to receive notices and communications: Robert Fleetwood, 200 W Madison St, Suite 3900, Chicago, Illinois (IL), 60606, (312) 984-3100; Bill Fay, 200 W Madison St, Suite 3900, Chicago, Illinois (IL), 60606, (312) 984-3100

## Reporting persons
- HAGERTY HOLDING CORP. (CIK 0001899295): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 155,914,656; shared voting power 0; sole dispositive power 144,414,656; shared dispositive power 0; aggregate amount beneficially owned 144,414,656 (51.4% of the class)
  Comment: (1) Reflects 144,414,656 shares of Class V Common Stock (as defined herein) and an equal number of OpCo Units (as defined herein) that the reporting person is entitled to surrender in exchange for an equal number of shares of Class A Common Stock (as defined herein) or, at the option of the issuer, cash. For purposes of Rule 13d-3(d) under the Act, the reporting person may not have the right to acquire the shares of Class A Common Stock underlying the Class V Common Stock and OpCo Units, and the reporting person does not concede that it is the beneficial owner of any shares of Class A Common Stock; however, such shares of Class A Common Stock have been included in the reporting person's reported beneficial ownership throughout this Schedule 13D to show the result if the issuer were to elect to settle an exchange of the reporting person's Class V Common Stock and OpCo Units by delivering shares of Class A Common Stock. The reporting person is owned by members of the Hagerty family and related trusts, including McKeel Hagerty, the issuer's Chief Executive Officer, Tammy Hagerty, the sister of McKeel Hagerty, and the Kim Hagerty Revocable Trust, a trust established for the benefit of the late Kim Hagerty's family and charitable purposes. The stockholders of the reporting person have the power to direct the disposition and voting of the shares of Class V Common Stock held by the reporting person. Each of McKeel Hagerty, Tammy Hagerty and Mia Hagerty, as the Voting Trustee for the Kim Hagerty Revocable Trust, has voting power on matters submitted to the stockholders of reporting person, and except in limited circumstances, decisions will be made by the holders of a majority of the voting power. In addition, during each annual period commencing on the third anniversary of December 2, 2021, any of McKeel Hagerty, Tammy Hagerty or the Kim Hagerty Revocable Trust may require the reporting person to surrender for exchange Class V Common Stock and OpCo Units for Class A Common Stock in an amount up to 2% of the fully-diluted outstanding shares of Class A Common Stock and to use the net proceeds of such exchange to redeem a corresponding portion of shares of the reporting person; provided, that in no event will the reporting person be required to surrender such interests for exchange if, prior to the 15th anniversary of December 2, 2021, as a result of the exchange, the reporting person would cease to hold at least 55% of the voting power of the issuer. Also, in the event that either of McKeel Hagerty or Tammy Hagerty dies, the estate of the deceased stockholder of the reporting person may cause the reporting person to surrender for exchange Class V Common Stock and OpCo Units in an amount necessary to cover the estate obligations of the deceased stockholder's estate after taking into account certain other resources available to the estate, including the amount of any life insurance proceeds received by the estate.
  
  (2) Percentage based on the sum of (i) 120,569,434 shares of Class A Common Stock reported by the issuer to be outstanding as of September 30, 2026, (ii) 16,193,570 shares of Class A Common Stock issued by the issuer on November 12, 2026 in exchange for (x) 11,500,000 shares of Class V Common Stock and an equal number of OpCo Units surrendered by the reporting person and (y) 4,693,570 shares of Class V Common Stock and an equal number of OpCo Units surrendered by Markel Group, Inc. (the "Exchange Transactions") and (iii) 144,414,656 shares of Class A Common Stock that could be issued to the reporting person if the issuer were to elect to settle an exchange of the reporting person's Class V Common Stock and OpCo Units by delivering shares of Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock and Class V Common Stock reported by the issuer to be outstanding, adjusted to give effect to the Exchange Transactions, and based on the voting power assigned to each class, the reporting person controls approximately 65.3% of the voting power of the issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Hagerty, Inc.
Address of issuer's principal executive offices: 121 DRIVERS EDGE, TRAVERSE CITY, Michigan (MI), 49684

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses to Item 3 and Item 6 of this Schedule 13D are incorporated by reference herein.

Hagerty Holding Corp., a Delaware close corporation ("HHC") acquired the shares of Class V common stock, par value $0.0001 per share ("Class V Common Stock"), of Hagerty, Inc. (the "issuer" or the "Company") for investment purposes. HHC expects to review from time to time its investment in the Company and, depending on its applicable legal, regulatory and contractual obligations (including as described in Item 6 herein), the Company's financial position, business prospects and investment strategy, and prevailing market, economic and industry conditions, HHC may in the future take such actions with respect to its investment in the Company as it deems appropriate, including, among other things: (i) purchasing shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of the Company, and other securities of the Company in the open market, in privately negotiated transactions or otherwise; (ii) surrendering shares of Class V Common Stock and limited liability company interests ("OpCo Units") of The Hagerty Group, LLC ("OpCo") in exchange for shares of Class A Common Stock or, at the option of the Company, cash, including, without limitation, as described in the following paragraph; or (iii) changing its intention with respect to any and all matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

During each annual period commencing on the third anniversary of December 2, 2021, any of McKeel Hagerty, Tammy Hagerty or the Kim Hagerty Revocable Trust may require HHC to surrender for exchange Class V Common Stock and OpCo Units for Class A Common Stock in an amount up to 2% of the fully-diluted outstanding shares of Class A Common Stock and to use the net proceeds of such exchange to redeem a corresponding portion of HHC shares; provided, that, in no event will HHC be required to surrender such interests for exchange if, prior to the 15th anniversary of December 2, 2021, as a result of the exchange, HHC would cease to hold at least 55% of the voting power of the Company. Also, in the event that either of McKeel Hagerty or Tammy Hagerty dies, the estate of the deceased stockholder of HHC may cause HHC to surrender for exchange Class V Common Stock and OpCo Units in an amount necessary to cover the estate obligations of the deceased stockholder's estate after taking into account certain other resources available to the estate, including the amount of any life insurance proceeds received by the estate.

Underwriting Agreement. On November 10, 2026, the Company, OpCo and HHC entered in an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in Schedule 1 thereto (collectively, the "Underwriters"), pursuant to which HHC sold 11,500,000 shares of Class A Common Stock at a public offering price of $14.85 per share (the "Offering").

The Offering was made pursuant to the Company's effective registration statement, previously filed with the Securities and Exchange Commission.

The Underwriting Agreement contains customary representations, warranties and agreements of the parties, conditions to closing, and indemnification obligations of the parties.

The foregoing is a summary description of the Underwriting Agreement and is qualified in its entirety by the text of the Underwriting Agreement attached as Exhibit 1.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 12, 2026, and incorporated herein by reference.

Lock-Up Agreement. In connection with the Offering, HHC also entered into a customary lock-up agreement with the representatives of the Underwriters pursuant to which HHC has agreed that, for a period of 60 days after November 10, 2026, it will not, without the prior written consent of the representatives on behalf of the Underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of the Company's capital stock or any securities convertible into or exercisable or exchangeable for the Company's capital stock (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the such securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of such securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any such securities, or (4) publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph do not apply to: (a) transfers of securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of HHC or any immediate family member, (iv) to a corporation, partnership, limited liability company or other entity of which HHC and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) by operation of law, (vi) to the Company from an employee upon death, disability or termination of employment of such employee, (vii) as part of a sale of such securities acquired in open market transactions after the completion of the Offering, among other transactions, or (viii) to the Company in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of Class A Common Stock, in each case provided that the party acquiring the securities agrees to the same restrictions and subject to certain notice requirements and publicity limitations; (b) the exercise of outstanding options, settlement of restricted stock units or other equity awards, or the exercise of warrants described in this prospectus, provided that the securities received upon such exercise or settlement would be subject to these restrictions; (c) the conversion or exchange of outstanding Class V Common Stock, preferred stock, warrants or other securities ultimately convertible into or exchangeable for shares of Class A Common Stock, provided that any Class A Common Stock received upon such conversion or exchange would be subject to these restrictions; (d) the establishment by HHC of trading plans under Rule 10b5-1 under the Act, provided that such plan does not provide for the transfer of securities during the 60-day restricted period; and (e) the sale of Class A Common Stock pursuant to the terms of the Underwriting Agreement.

Except as set forth above, HHC currently has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. HHC may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
HHC owns 144,414,656 shares of Class V Common Stock and an equal number of OpCo Units, which HHC is entitled to surrender in exchange for an equal number of shares of Class A Common Stock or, at the option of the Company, cash. For purposes of Rule 13d-3(d) under the Act, HHC may not have the right to acquire the shares of Class A Common Stock underlying the Class V Common Stock and OpCo Units, and HHC does not concede that it is the beneficial owner of any shares of Class A Common Stock; however, HHC may be considered the beneficial owner of 144,414,656 shares of Class A Common Stock, which could be issued to HHC if the Company were to elect to settle an exchange of HHC's Class V Common Stock and OpCo Units by delivering shares of Class A Common Stock. Such 144,414,656 shares of Class A Common Stock represent approximately 51.4% of the shares of Class A Common Stock, based on the sum of (i) 120,569,434 shares of Class A Common Stock reported by the Company to be outstanding as of September 30, 2026, (ii) 16,193,570 shares of Class A Common Stock issued by the Company on November 12, 2026 in exchange for (x) 11,500,000 shares of Class V Common Stock and an equal number of OpCo Units surrendered by HHC and (y) 4,693,570 shares of Class V Common Stock and an equal number of OpCo Units surrendered by Markel Group, Inc. (the "Exchange Transactions") and (iii) such 144,414,656 shares of Class A Common Stock that could be issued to HHC.

Each share of Class V Common Stock has no incidents of economic ownership and has ten (10) votes per share until the earlier of (i) December 2, 2036, and (ii) transfer to a non-qualified transferee, after which it has one (1) vote per share. Based on the aggregate number of shares of Class A Common Stock and Class V Common Stock reported by the Company to be outstanding, adjusted to give effect to the Exchange Transactions, and based on the voting power assigned to each class, HHC controls approximately 65.3% of the voting power of the Company.

Pursuant to Rule 13d-4 under the Act, HHC expressly disclaims beneficial ownership of any other shares of Class A Common Stock or other securities of the Company, including those held by the other parties to the Investor Rights Agreement (as defined in Item 6 herein), and nothing herein shall be deemed an admission by HHC as to the beneficial ownership of any shares of Class A Common Stock or other securities.
Number of shares as to which each person has sole or shared power to vote or dispose: HHC has sole voting and dispositive power with respect to the 144,414,656 shares of Class V Common Stock and the 144,414,656 OpCo Units owned by it. HHC is owned by members of the Hagerty family and related trusts, including McKeel Hagerty, the Company's Chief Executive Officer, Tammy Hagerty, the sister of McKeel Hagerty, and the Kim Hagerty Revocable Trust, a trust established for the benefit of the late Kim Hagerty's family and charitable purposes. The stockholders of HHC have the power to direct the disposition and voting of the shares of Class V Common Stock held by HHC. Each of McKeel Hagerty, Tammy Hagerty and Mia Hagerty, as the Voting Trustee for the Kim Hagerty Revocable Trust, has voting power on matters submitted to the stockholders of HHC, and except in limited circumstances, decisions will be made by the holders of a majority of the voting power. In addition, during each annual period commencing on the third anniversary of December 2, 2021, any of McKeel Hagerty, Tammy Hagerty or the Kim Hagerty Revocable Trust may require HHC to surrender for exchange Class V Common Stock and OpCo Units for Class A Common Stock in an amount up to 2% of the fully-diluted outstanding shares of Class A Common Stock and to use the net proceeds of such exchange to redeem a corresponding portion of HHC shares; provided, that in no event will HHC be required to surrender such interests for exchange if, prior to the 15th anniversary of December 2, 2021, as a result of the exchange, HHC would cease to hold at least 55% of the voting power of the issuer. Also, in the event that either of McKeel Hagerty or Tammy Hagerty dies, the estate of the deceased stockholder of HHC may cause HHC to surrender for exchange Class V Common Stock and OpCo Units in an amount necessary to cover the estate obligations of the deceased stockholder's estate after taking into account certain other resources available to the estate, including the amount of any life insurance proceeds received by the estate.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as described herein, including the sale by HHC of 11,500,000 shares of Class A Common Stock to the Underwriters on November 12, 2026 at a price of $14.33025 per share, none of HHC, nor to the best of its knowledge, any of McKeel Hagerty, Tammy Hagerty, the Kim Hagerty Revocable Trust or Jessica Sullivan has acquired or disposed of any shares of Class A Common Stock during the past 60 days, except for a gift on November 6, 2026 by the McKeel O Hagerty Revocable Trust dated September 18, 2003 of Series A Convertible Preferred Stock of the Company, which are convertible into 530,220 shares of Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: HHC knows of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and other securities of the Company reported in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Investor Rights Agreement. The Company, HHC, Markel Corporation ("Markel") and State Farm Mutual Automobile Insurance Company ("State Farm") are party to an Investor Rights Agreement, dated August 17, 2021 (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, among other things: (a) HHC will have the right to nominate (1) two directors for election by the stockholders of the Company for so long as HHC and its permitted transferees hold at least 50% of the common stock of the Company that it owned as of the BC Closing and (2) one director for election by the stockholders of the Company for so long as HHC and its permitted transferees hold at least 25% of the common stock of the Company that it owned as of the closing of the Business Combination; (b) Markel will have the right to nominate one director for election by the stockholders of the Company for so long as Markel and its permitted transferees hold at least 50% of the common stock of the Company that it owned as of the closing of the Business Combination; (c) State Farm will have the right to nominate one director for election by the stockholders of the Company for so long as State Farm and its permitted transferees hold at least 50% of the common stock of the Company that it owned as of the closing of the Business Combination; (d) HHC, Markel and State Farm will each have preemptive rights to purchase its pro rata share of certain new issuances of equity by the Company, subject to customary exclusions, for so long as each is entitled to nominate a director to be elected to the Company board of directors; and (e) HHC, Markel and State Farm each agreed to vote its shares of common stock in the Company in support of the director nominees submitted pursuant to the Investor Rights Agreement and against certain other actions that are contrary to the rights in the Investor Rights Agreement.

By virtue of the voting agreement under the Investor Rights Agreement, each of HHC, Markel and State Farm may be deemed to be a member of a "group" for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that HHC is a member of any such group. Each of Markel and State Farm has separately made a Schedule 13D filing reporting the shares of Class A Common Stock and/or other securities of the Company it may be deemed to beneficially own. Pursuant to Rule 13d-4 under the Act, HHC expressly disclaims beneficial ownership of any shares of Class A Common Stock or other securities of the Company held by Markel and State Farm that are subject to the voting agreement under the Investor Rights Agreement, and nothing herein shall be deemed an admission by HHC as to the beneficial ownership of such shares of Class A Common Stock or other securities.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Amended and Restated Registration Rights Agreement. In connection with the Business Combination Agreement, the Company, Aldel Investors LLC, FG SPAC Partners LP, ThinkEquity, HHC, Markel, State Farm and certain other parties (the "Holders" as defined therein) entered into an Amended and Restated Registration Rights Agreement, dated as of August 17, 2021 (the "Amended and Restated Registration Rights Agreement"), pursuant to which, effective as of the consummation of the Business Combination, the Company agreed to file a shelf registration statement registering the resale of the Company's equity held by the Holders, and granted to the Holders certain registration rights, including customary piggyback registration rights and demand registration rights, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions, subject to certain lock-up restrictions referenced therein.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Amended and Restated Exchange Agreement. HHC is party to the Amended and Restated Exchange Agreement, dated as of December 2, 2021 and amended and restated as of March 23, 2022 (the "Amended and Restated Exchange Agreement"), among the Company, OpCo, HHC, Markel and each of HHC's and Markel's Qualified Transferees (as defined therein), pursuant to which, among other things, each of Markel and HHC will have the right from time to time, on the terms and conditions contained in the Amended and Restated Exchange Agreement, to surrender paired interests of Class A Common Stock and OpCo Units for, at the Company's option, newly issued shares of Class A Common Stock or cash (each, a "Redemption"). Additionally, in the event of a Redemption request, the Company may, at its option, effect a direct exchange of shares of Class A Common Stock or cash for OpCo Units in lieu of such a Redemption (such an exchange, together with a Redemption, an "Exchange"). Shares of Class V Common Stock will be cancelled on a one-for-one basis if the Company Exchanges any OpCo Units pursuant to the terms of the Amended and Restated Exchange Agreement.

The foregoing description of the Amended and Restated Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Exchange Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Tax Receivable Agreement. In connection with the Business Combination, the Company entered into a Tax Receivable Agreement, dated December 2, 2021, with OpCo, HHC and Markel (the "Legacy Unit Holders") related to the tax treatment of OpCo (as amended, the "TRA"). OpCo intends to have in effect an election under Section 754 of the Internal Revenue Code for each taxable year in which TRA exchanges occur, which is expected to result in adjustments to the tax basis of the assets of OpCo as a result of such TRA exchanges. The TRA generally provides for the payment by the Company to Legacy Unit Holders of 85% of the cash tax benefits, if any, realized as a result of (i) tax basis adjustments resulting from TRA exchanges in connection with or following the Business Combination, (ii) certain other tax benefits related to entering into the TRA, including tax benefits attributable to making payments under the TRA. Payments under the TRA will be based on the tax reporting positions determined, and the Internal Revenue Service ("IRS") or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, or other tax attributes subject to the TRA, and a court could sustain such challenge. The parties to the TRA, including HHC, will not reimburse the Company for any payments previously made if such tax basis or other tax benefits are subsequently disallowed, except that any excess payments made to a party under the TRA will be netted against future payments otherwise to be made under the TRA, if any, after the determination of such excess. In addition, the TRA provides that if the Company (i) breaches any material obligations under the TRA (including making late payments, subject to certain exceptions), (ii) is subject to bankruptcy, insolvency or similar proceedings, or (iii) elects an early termination of the TRA, the obligations under the TRA with respect to all OpCo Units, whether or not such OpCo Units have been exchanged or redeemed before or after such transaction, would accelerate and become payable in a lump sum, in an amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that the Company would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Form of Subscription Agreement, dated as of August 17, 2021, by and between the Company and certain institutional and accredited investors party thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on August 18, 2021)

Exhibit 99.2 - Amended and Restated Registration Rights Agreement, dated as of August 17, 2021, among the Company, Aldel Investors LLC, FG SPAC Partners LP, ThinkEquity, HHC, State Farm, Markel and certain other parties (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on August 18, 2021)

Exhibit 99.3 - Tax Receivable Agreement, dated as of December 2, 2021, by and between the Company, OpCo, HHC and Markel (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on December 8, 2021)

Exhibit 99.4 - Amendment No. 1 to Tax Receivable Agreement, dated as of June 23, 2023, by and among the Company, The Hagerty Group, LLC, Hagerty Holding Corp. and Markel Group Inc (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K (File No. 001-40244), filed with the SEC on June 23, 2023)

Exhibit 99.5 - Investor Rights Agreement, dated as of August 17, 2021, among HHC, State Farm, Markel and the Company (incorporated by reference to Exhibit 10.8 to the Form 8-K filed by the Company on August 18, 2021)

Exhibit 99. 6 - Amended and Restated Exchange Agreement, dated as of March 23, 2022, by and among the Company, OpCo, Markel and HHC (incorporated by reference to Exhibit 10.8 to the Form 10-K filed by the Company on March 14, 2023)

Exhibit 99.7 - Underwriting Agreement, dated as of September 9, 2026, by and among Hagerty, Inc., The Hagerty Group, LLC, Hagerty Holding Corp., Wells Fargo Securities, LLC and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Company on November 12, 2026)

Exhibit 99.8 - Lock-Up Agreement, dated as of November 10, 2026, by and among Hagerty Holding Corp., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC

## Signatures
- HAGERTY HOLDING CORP.: /S/ Jessica Sullivan, Secretary (11/12/2026)